

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

John C. Turner
Chief Executive Officer, President and Director
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

> **Re: GMS Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2020**
> **Filed June 25, 2020**
> **File No. 1-37784**

Dear Mr. Turner:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Craig Apolinsky